UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of duty to File Reports Under Sections 13and 15(d) of the
Securities Exchange Act of 1934
Commission File No. 333-125986
American Real Estate Holdings Limited Partnership

(Exact name of registrant as specified in its charter)
100 South Bedford Road, Mt. Kisco, NY 10549; (914)242-7700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)
7-1/8% Senior Notes Due 2013

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date: 38

     Pursuant to the requirements of the Securities Exchange Act of 1934, American Real Estate Holdings Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
	By:	American Property Investors, Inc., its general partner

Dated: January 20, 2006	By:	/s/ Jon F. Weber
		Name:	Jon F. Weber
		Title:	President and Chief Financial Officer